UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

World Energy Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98145W208
(CUSIP Number)

MICHAEL R. NEIDELL, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,247,860
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,247,860
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,247,860
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,247,860
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,247,860
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,247,860
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98145W208

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,247,860 Shares beneficially owned by the Fund is approximately $5,321,172, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,630,250 Shares outstanding as of May 2, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2014.

As of the close of business on May 23, 2014, the Fund beneficially owned 1,247,860 Shares, constituting approximately 9.9% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)           Maguire Asset Management, the Fund and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,247,860 shares of Common Stock held by the Fund.

(c)            The transactions in the Shares on behalf of the Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98145W208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2014

/s/ Timothy Maguire
Timothy Maguire

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP
By: Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

CUSIP NO. 98145W208

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

MAGUIRE FINANCIAL, LP

35,000	4.17	05/12/2014
3,088	4.17	05/13/2014
38,180	4.20	05/14/2014
100,000	4.15	05/21/2014